APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

  December 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Limited

Request to Withdraw Registration Statement on Form F-3

File No. 333-235560

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Aptorum Group Limited (the “Company”) hereby respectfully requests immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-235560) filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2019, together with all exhibits thereto (the “Registration Statement”). Pursuant to a comment letter received from the staff of the Commission, dated December 20, 2019, the Company has decided to withdraw the Registration Statement. The Company confirms to the Commission that no securities under the Registration Statement have been sold.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

Respectfully submitted,

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC